UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           EUROWEB INTERNATIONAL CORP.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    298801408
                                 (CUSIP Number)

                                 CORCYRA d.o.o.
                           c/o Elliot H. Lutzker, Esq.
                               Phillips Nizer LLP
                 666 Fifth Avenue, New York, New York 10103-0084
                                 (212) 977-9700
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 April 28, 2006
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  298801408

--------------------------------------------------------------------------------
1) Name of Reporting Person - I.R.S. Identification No. of person (entities only).
   CORCYRA d.o.o. - None
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions) AF (See Item 3)

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6) Citizenship or Place of Organization
   Republic of Croatia
--------------------------------------------------------------------------------
               7)     Sole Voting Power
                      0
               -----------------------------------------------------------------
NUMBER         8)     Shared Voting Power
OF SHARES             2,326,043*
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       9)     Sole Dispositive Power
EACH                  0
REPORTING      -----------------------------------------------------------------
PERSON WITH    10)    Shared Dispositive Power
                      2,326,043*
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person
    2,326,043*
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)
    39.81%*
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)
    CO
--------------------------------------------------------------------------------

*See following page

CUSIP No.  298801408

--------------------------------------------------------------------------------
1) Name of Reporting Person - I.R.S. Identification No. of person (entities only).
   Moshe Har Adir - None
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions) PF (See Item 3)

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)     [   ]
--------------------------------------------------------------------------------
6) Citizenship or Place of Organization
   Israel
--------------------------------------------------------------------------------
               7)     Sole Voting Power
                      0
               -----------------------------------------------------------------
NUMBER         8)     Shared Voting Power
OF SHARES             2,326,043*
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       9)     Sole Dispositive Power
EACH                  0
REPORTING      -----------------------------------------------------------------
PERSON WITH    10)    Shared Dispositive Power
                      2,326,043*
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person
    2,326,043*
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)
    39.81%*
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)
    IN
--------------------------------------------------------------------------------

* See following page

CUSIP No.  298801408

--------------------------------------------------------------------------------
1) Name of Reporting Person - I.R.S. Identification No. of person (entities only).
   Shalom Atia - None
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions) PF (See Item 3)

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)     [   ]
--------------------------------------------------------------------------------
6) Citizenship or Place of Organization
   Israel
--------------------------------------------------------------------------------
              7)     Sole Voting Power
                     0
              ------------------------------------------------------------------
NUMBER        8)     Shared Voting Power
OF SHARES            2,326,043*
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY      9)     Sole Dispositive Power
EACH                 0
REPORTING     ------------------------------------------------------------------
PERSON WITH   10)    Shared Dispositive Power
                     2,326,043*
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person
    2,326,043*
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)
    39.81%*
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)
    IN
--------------------------------------------------------------------------------

* See following page

* Pursuant to the Stock Purchase Agreement dated as of January 28, 2005 (the "Purchase Agreement"), by and between CORCYRA d.o.o. ("CORCYRA") and KPN Telecom B.V. ("KPN"), CORCYRA acquired from KPN, and previously held directly 289,855 shares of common stock of EuroWeb International Corp. (the "Issuer"), which would have represented 4.96% of the Issuer's issued and outstanding shares as of March 17, 2006. Moshe Har Adir, as sole officer, director and shareholder of CORCYRA, had indirect beneficial ownership of the shares of common stock of the Issuer directly beneficially owned by CORCYRA. Pursuant to the Purchase Agreement, CORCYRA had agreed to purchase KPN's remaining 2,036,188 shares (subject to appropriate adjustment) of common stock of the Issuer on April 30, 2006. Prior to April 28, 2006, Shalom Atia substituted Moshe Har Adir as the sole officer and director of CORCYRA.

Subsequent to the filing of the initial Schedule 13D, the parties entered into Amendment No. 1 (the "Amended Purchase Agreement") dated as of April 28, 2006, to the Purchase Agreement. Pursuant to the Amended Purchase Agreement, CORCYRA and KPN agreed to split the purchase of the remaining 2,036,188 shares of common stock (the "Remaining Stock") into two tranches rather than purchasing all of the Remaining Stock in one tranche on April 30, 2006, as originally contemplated by the parties. In accordance with the terms of the Amended Purchase Agreement, 434,783 shares of the Remaining Stock was purchased by CORCYRA from KPN on April 28, 2006 paying $3.45 per share. The balance of the Remaining Stock of 1,601,405 shares is scheduled to be purchased by CORCYRA from KPN on December 1, 2006; provided, however, that CORCYRA may accelerate the closing to an earlier month-end date as specified in such notice. Accordingly, pursuant to Rule 13d-3(d)(1), this Schedule 13D, as amended, reports beneficial ownership of 39.81% or 2,326,043 shares, consisting of the 724,638 shares that CORCYRA currently holds (representing about 12.40% of the Issuer's issued and outstanding shares as of March 17, 2006) and the 1,601,405 shares to be acquired by CORCYRA.

Item 1.  Security and Issuer.

      This statement on Schedule 13D, as amended (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of EuroWeb International Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Vaci ut 141, 1138 Budapest, Hungary.

Item 2.  Identity and Background.

      (a) This Statement is being filed by CORCYRA d.o.o. ("CORCYRA"), a Croatian corporation, Moshe Har Adir ("Har Adir"), the sole shareholder of CORCYRA and Shalom Atia ("Atia"), the sole officer and director of CORCYRA.

      (b) The business address of CORCYRA, Har Adir and Atia is c/o CORCYRA d.o.o., Valdabeckiput 118, Pula - Croatia 52100.

      (c) CORCYRA is currently a designated single asset company and is reviewing opportunities to merge or acquire one or more ongoing entities in order to maximize its resources. Mr. Har Adir is the sole owner of CORCYRA and Mr. Atia is the sole officer and director of CORCYRA; both individuals are self-employed business entrepreneurs in a business that is unrelated to CORCYRA or the Issuer. Har Adir and Atia are brothers.

      (d)-(e) Neither CORCYRA, Har Adir nor Atia has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) CORCYRA is a Croatia corporation. Har Adir and Atia are both citizens of Israel. Both reside in Croatia.

Item 3.  Source and Amount of Funds or Other Consideration.

      Pursuant to a Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V., a Netherlands corporation ("KPN") and CORCYRA (the "Purchase Agreement"), a copy of which is attached hereto as Exhibit 1, CORCYRA has paid to KPN U.S. $1,000,000 to purchase 289,855 shares of Common Stock of the Issuer using personal funds of Mr. Har Adir, CORCYRA's sole shareholder who contributed to CORCYRA for the purpose of purchasing such shares. Subsequent to the filing of the initial Schedule 13D, however, the parties entered into the Amended Purchase Agreement dated as of April 28, 2006, to the Purchase Agreement. Pursuant to the Amended Purchase Agreement, CORCYRA and KPN agreed to split the purchase of the remaining 2,036,188 shares of common stock (the "Remaining Stock") into two tranches rather than purchasing the Remaining Stock in one tranche on April 30, 2006, as originally contemplated by the parties. In accordance with the terms of the Amended Purchase Agreement, a copy of which is attached as Exhibit 2, CORCYRA has paid KPN U.S. $1,500,000 to purchase 434,783 shares of the Remaining Stock using personal funds of Mr. Har Adir contributed to CORCYRA for the purpose of purchasing such shares.

      As more fully described in Item 4 hereof, CORCYRA will obtain additional financing from Mr. Har Adir (which he will contribute to CORCYRA out of his personal funds) in an amount sufficient to purchase KPN's remaining stake of 1,601,405 shares (subject to appropriate adjustment) of Common Stock of the Issuer on the terms and subject to the conditions set forth in the Purchase Agreement and the Amended Purchase Agreement. Mr. Har Adir had delivered a letter to KPN, a copy of which is attached hereto as Exhibit 3, pursuant to which Mr. Har Adir had committed personally to fund CORCYRA's payment obligations under the Purchase Agreement.

Item 4.  Purpose of Transaction.

      As set forth below, CORCYRA has agreed to acquire from KPN an aggregate of 2,326,043 shares of Common Stock of the Issuer pursuant to the Purchase Agreement and the Amended Purchase Agreement. All dollar amounts referred to herein are in U.S. dollars.

      Pursuant to the Purchase Agreement, on February 1, 2005 (the "Initial Closing"), CORCYRA purchased 289,855 shares of Common Stock of the Issuer for $1,000,000 and had agreed to purchase KPN's remaining 2,036,188 shares (subject to appropriate adjustment) of Common Stock of the Issuer on April 30, 2006.

      Subsequent to the filing of the initial Schedule 13D, however, the parties entered into the Amended Purchase Agreement. Pursuant to the Amended Purchase Agreement, CORCYRA and KPN agreed to split the purchase of the remaining 2,036,188 shares of common stock (the "Remaining Stock") into two tranches rather than purchasing the Remaining Stock in one tranche on April 30, 2006, as originally contemplated by the parties. In accordance with the terms of the Amended Purchase Agreement, 434,783 shares of the Remaining Stock was purchased by CORCYRA from KPN on April 28, 2006. 1,601,405 shares constituting the rest of the Remaining Stock (the "Final Shares") is scheduled to be purchased by CORCYRA from KPN on December 1, 2006 (the "Final Closing"); provided, however, that CORCYRA may accelerate the Final Closing to an earlier month-end date as specified in such notice (with no penalty for accelerating the Final Closing); provided, further, that the Final Closing is subject to the satisfaction or waiver of all of the conditions to closing set forth in the Purchase Agreement and the Amended Purchase Agreement.

      CORCYRA is required to cumulate a monthly premium payment of $28,560 to be paid at the Final Closing on December 1, 2006 (together, the "Premium Payments"). At the Final Closing, CORCYRA will purchase the Final Shares for an amount (the "Final Closing Purchase Price") equal to the sum of (i) the amount listed on Exhibit 1 of the Amended Purchase Agreement that corresponds to the date of the Final Closing plus (ii) the Additional Payment (as defined below) plus (iii) any Premium Payments due and payable by CORCYRA to KPN prior to the Final Closing but remaining unpaid. "Additional Payment" means, if positive, the product of (a) 1,601,405, (b) 0.35 and (c) the difference between (i) the average closing price per share of Common Stock of the Issuer on The Nasdaq SmallCap Market for the sixty (60) trading days ending on the second business day prior to the applicable Final Closing Date minus (ii) $3.45.

      The Final Shares are being held in escrow pursuant to an Escrow Agreement dated as of January 28, 2005 by and between KPN, CORCYRA and JPMorgan Chase Bank N.A. (the "Escrow Agreement") and Amendment No. 1 (the Escrow Amendment) dated as of April 28, 2006 to the Escrow Agreement, copies of which are attached hereto as Exhibits 4 and 5, respectively, until the Final Closing Purchase Price is paid in full upon satisfaction of the closing conditions contained in the Purchase Agreement (and the Amended Purchase Agreement) or until the Purchase Agreement (and the Amended Purchase Agreement) is otherwise terminated in accordance with its terms. See Item 6 of this Statement for a description of CORCYRA's voting rights with respect to the Final Shares.

      In connection with the Initial Closing, KPN agreed to use its best efforts to cause the resignation of KPN's sole two representatives on the Board of Directors of the Issuer, and propose to the Issuer that two representatives of CORCYRA be designated to fill the vacancies created thereby. Accordingly, Hans Lipman and Daniel Kwantes resigned from the Board of Directors of the Issuer effective upon Initial Closing, and at a meeting dated January 31, 2005, the Board of Directors of the Issuer voted for Ilan Kenig and Yossi Attia to fill the vacancies created by the resignations of Messrs. Lipman and Kwantes. At the Annual Meeting of the Issuer held on June 2, 2005, the Issuer's shareholders elected Ilan Kenig and Yossi Attia to serve as the directors until the next annual meeting.

      Pursuant to a proposal letter dated December 2, 2004 (the "Proposal") addressed to CORCYRA, Cukierman & Co. Consulting Ltd. ("Cukierman") will act as advisor in establishing a future strategic plan for the Issuer to enhance shareholder wealth, which may include, among other things, raising capital, entering into strategic alliances and partnerships and/or making acquisitions, rearranging the Issuer's assets and aggressively seeking opportunities that will enable the Issuer to grow. The Proposal on the scope of the business and strategic plan by Cukierman is attached hereto as Exhibit 6 and is an integral part of this Statement. Although Cukierman has acted as the Issuer's investment banking advisors in connection with the proposed sale of assets to be voted upon at the Issuer's Scheduled May 15, 2006 shareholders meeting, Cukierman has no relationship with CORCYRA or any of its directors or affiliates.

      Except as otherwise described herein and/or in the Purchase Agreement, the Amended Purchase Agreement and/or the Proposal, neither CORCYRA, nor Messrs. Har Adir and Atia have any plans or proposals as of the date hereof that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer,
(f) any other material change in the Issuer's  business or corporate  structure,
(g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through (i) above.

      References to, and descriptions of, the Purchase Agreement, the Amended Purchase Agreement, the Escrow Agreement, the Escrow Amendment and the Proposal as set forth herein are qualified in their entirety by reference to the copy of such documents, respectively, included as Exhibits 1, 2, 4, and 5, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

      (a) Pursuant to the Purchase Agreement and the Amended Purchase Agreement, CORCYRA acquired, and now holds directly approximately 12.40% or 724,638 shares of Common Stock of the Issuer. Mr. Har Adir has indirect beneficial ownership of the shares of Common Stock of the Issuer directly beneficially owned by CORCYRA. Pursuant to the Amended Purchase Agreement, CORCYRA has agreed to purchase KPN's remaining 1,601,405 shares of Common Stock of the Issuer on December 1, 2006; provided, however, that upon fourteen days' prior written notice to KPN, CORCYRA may accelerate the closing to an earlier month-end date as specified in such notice. Accordingly, pursuant to Rule 13d-3(d)(1), this Statement reports beneficial ownership of 39.81% or 2,326,043 shares, consisting of the 724,638 shares of Common Stock of the Issuer that CORCYRA currently holds and the 1,601,405 shares of Common Stock of the Issuer to be acquired by CORCYRA. The beneficial ownership percentages reported above are based upon 5,843,067 shares of Common Stock of the Issuer issued and outstanding as of March 17, 2006, as set forth in the Issuer's Definitive Proxy Statement previously filed with the Securities and Exchange Commission on April 24, 2006. Neither CORCYRA, Atia, nor Har Adir own any other shares of the Issuer.

         (b) CORCYRA and Atia have shared disposition and voting power with respect to 724,638 shares of Common Stock of the Issuer. Pursuant to Rule 13d-3(d)(1), CORCYRA, Mr. Har Adir and KPN also may be deemed to have shared disposition and voting power with respect to an additional 1,601,405 shares of Common Stock of the Issuer to be acquired by CORCYRA in accordance with the Amended Purchase Agreement.

      (c) Other than as provided herein, no other transactions in the Common Stock of the Issuer were effected by CORCYRA, Har Adir or Atia in the past 60 days.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Pursuant to the Purchase Agreement, Amended Purchase Agreement, Escrow Agreement and Escrow Amendment, KPN will retain all voting and other rights associated with the Final Shares and will continue to be the beneficial owner of the Final Shares until the Final Closing Purchase Price is paid in full; provided, however, that so long as CORCYRA is not in default in its obligations under the Purchase Agreement (and the Amended Purchase Agreement), and the Purchase Agreement (and the Amended Purchase Agreement) remains in effect, KPN has agreed to vote the Final Shares in accordance with instructions from CORCYRA, so long as such instructions are received sufficiently in advance of the applicable vote and such voting would not violate applicable law or require an amendment to any filings by KPN or CORCYRA with the Securities and Exchange Commission. Notwithstanding the foregoing, KPN is not obligated to vote the Final Shares in accordance with CORCYRA's instructions in connection with any matter (i) proposed by or on behalf of CORCYRA or any of its affiliates that CORCYRA did not previously disclose to KPN in this Statement, or (ii) as to which CORCYRA or any of its affiliates would have an interest that is different from the interests of the other stockholders of the Issuer, such as an interest that would be of a nature that would have to be disclosed pursuant to Item 1005(d) of Regulation M-A or Item 404 of Regulation S-K, if either of such provisions were applicable.

      Under the Purchase Agreement (and the Amended Purchase Agreement), KPN has agreed to request that the Issuer grant CORCYRA registration rights over the Initial Shares at the Initial Closing which was granted on January 31, 2005 and transfer to CORCYRA at the Final Closing its registration rights that it acquired pursuant to the Amended and Restated Share Subscription Agreement dated December 13, 1999, between the Issuer, KPN and certain directors of the Issuer (the "Subscription Agreement"), a copy of which is attached hereto as Exhibit 7; provided, however, that in accordance with the terms of the Subscription Agreement, CORCYRA has undertaken to each of the parties to the Subscription Agreement in a form satisfactory to them, to be bound by all the obligations of KPN under the Subscription Agreement.

         Pursuant to the Subscription Agreement, KPN purchased from the Issuer shares of Common Stock of the Issuer and received (i) piggy-back registration rights to have such shares of Common Stock registered under the Securities Act of 1933 (the "Securities Act") in the event the Issuer proposed to register any of its securities under the Securities Act for sale to the public (except with respect to registration statements on Forms S-4, S-8 or another form not available for registering such shares to the public), and (ii) demand registration rights to request Issuer to register under the Securities Act all or a portion of such shares of Common Stock it acquired under the Subscription Agreement, subject to certain conditions as provided therein. The Subscription Agreement further provides that in the event any of the shares sold thereunder are sold or transferred by KPN, the benefit of each of the obligations undertaken by the Issuer thereunder may be assigned to the purchaser or transferee who may enforce them as if it had been named as the subscriber in the Subscription Agreement; provided, however, that the purchaser shall, as a condition of the sale or transfer, undertake to each of the parties to the Subscription Agreement in a form satisfactory to them to be bound by all of the obligations of KPN thereunder.

      Mr. Har Adir has delivered a letter to KPN, attached hereto as Exhibit 3, pursuant to which he has committed personally to fund CORCYRA's payment obligations under the Purchase Agreement, as amended.

      Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among CORCYRA, Atia or Har Adir and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

Exhibit Number      Description
------------------  ------------------------------------------------------------

             1 Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o. (incorporated by reference to Exhibit 1 of Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 8, 2005)
------------------  ------------------------------------------------------------

          2 Amendment No. 1 to the Stock Purchase Agreement dated as of April 28, 2006 to the Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o. (incorporated by reference from Exhibit 1 of Amendment No. 15 to Schedule 13D filed by Koninklijke KPN N.V. with the Securities and Exchange Commission on May 1,
                    2006)
------------------  ------------------------------------------------------------

          3 Letter dated January 28, 2005 from Moshe Har Adir to KPN Telecom B.V. (incorporated by reference to Exhibit 2 of
                    Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 8, 2005)
------------------  ------------------------------------------------------------

          4 Escrow Agreement dated as of January 28, 2005 by and between KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A. (incorporated by reference to Exhibit 3 of Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 8, 2005)
------------------  ------------------------------------------------------------

          5 Amendment No. 1 dated as of April 28, 2006 to the Escrow Agreement dated as of January 28, 2005 by and between KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A. (incorporated by reference from Exhibit 1 of Amendment No. 15 to Schedule 13D filed by Koninklijke KPN N.V. with the Securities and Exchange Commission on May 1, 2006)
------------------  ------------------------------------------------------------

          6 Cukierman & Co Consulting Ltd. Proposal dated December 2, 2004. (incorporated by reference to Exhibit 4 of Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 8, 2005)
------------------  ------------------------------------------------------------

          7 Amended and Restated Share Subscription Agreement dated December 13, 1999 between EuroWeb International Corp., KPN Telecom B.V. and certain directors of EuroWeb International Corp. (incorporated by reference from Exhibit 1 of Schedule 13D of KPN Telecom B.V. filed with the Securities and Exchange Commission on February 24, 2000)
------------------  ------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 3, 2006
                                     CORCYRA d.o.o.

                                     By: /s/ Shalom Atia
                                         --------------------------------------
                                         Shalom Atia, sole officer and director


                                       /s/ Shalom Atia
                                       ----------------------------------------
                                       Shalom Atia, individually


                                       /s/ Moshe Har Adir
                                       ----------------------------------------
                                       Moshe Har Adir, individually